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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. N/A)*

                             Master Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                   576346100
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                                 (CUSIP Number)



   Hap Hederman, P.O. Box 6100, Ridgeland, MS 39159, telephone (601) 853-7331
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 23, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 576346100                                      Page 2 of 7 Pages
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Arrowhead Properties, L.P.            72-1386004
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Mississippi
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          532,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          532,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      532,500

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.72%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------


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     Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Master Graphics, Inc., a Tennessee corporation. The principal executive offices of Master Graphics are located at 6075 Poplar Avenue, Suite 401, Memphis, Tennessee 38119.

     Item 2.  Identity and Background.

     The name of the person filing this statement is Arrowhead Properties, L.P. Arrowhead Properties is a Mississippi limited partnership. The principal business of Arrowhead Properties is to purchase, hold and sell securities. The address of Arrowhead Properties' principal office is 500 Steed Road, Ridgeland, Mississippi 39157, and the mailing address for Arrowhead Properties is Post Office Box 6100, Ridgeland, Mississippi 39158. Arrowhead Properties has not been convicted in a criminal proceeding during the last five years. Likewise, during the last five years, Arrowhead Properties was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, Arrowhead Properties was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The General Partner of Arrowhead Properties is Hederman Management Group, LLC. Hederman Management Group is a Mississippi limited liability company. The principal business of Hederman Management Group is to purchase, hold and sell securities and other investments. The address of Hederman Management Group's principal office is 500 Steed Road, Ridgeland, Mississippi 39157, and the mailing address for Hederman Management Group is Post Office Box 6100, Ridgeland, Mississippi 39158. Hederman Management Group has not been convicted in a criminal proceeding during the last five years. Likewise, during the last five years, Hederman Management Group was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, Hederman Management Group was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Hederman Management Group, LLC is controlled by Hap Hederman, as Trustee of the Hap Hederman Living Trust U/A 7/1/97. Mr. Hederman's business address is 500 Steed Road, Ridgeland, Mississippi 39157. Mr. Hederman currently serves as President of the Hederman Brothers Division of Premier Graphics, Inc., a Delaware corporation and the primary operating subsidiary of Master Graphics. Premier Graphics is a general commercial printing company. Premier Graphics' address is 6075 Poplar Avenue, Suite 401, Memphis, Tennessee 38119. Mr. Hederman also serves on the Board of Directors of Master Graphics. Mr. Hederman has not been convicted in a criminal proceeding during the last five years. Likewise, during the last five years, Mr. Hederman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, Mr. Hederman was subject to a

                                       3
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judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     On December 23, 1999, Arrowhead Properties, L.P. acquired 400,000 shares of Master Graphics Common Stock for an aggregate price of $500,000. Arrowhead Properties funded the entire purchase price with available partnership funds.

     Item 4.  Purpose of Transaction.

     Arrowhead Properties, L.P. acquired the shares of Master Graphics Common Stock for its own account for investment purposes. Arrowhead Properties did not acquire such shares with any plan or proposal to effect any of the items stated in Item 4(a) - (j) of the instructions to this Schedule 13D.

     Item 5.  Interests in Securities of the Issuer.

     Arrowhead Properties, L.P.
     --------------------------

          (a) Arrowhead Properties beneficially owns 532,500 shares of the Common Stock of Master Graphics, representing 6.72% of all of the issued and outstanding Common Stock of Master Graphics.

          (b) Arrowhead Properties beneficially owns the following number of shares of Master Graphics Common Stock with:

          Sole Voting Power: 532,500 shares of Common Stock
          Shared Voting Power: 0 shares of Common Stock
          Sole Dispositive Power: 532,500 shares of Common Stock
          Shared Dispositive Power: 0 shares of Common Stock

          (c) On December 23, 1999, Arrowhead Properties purchased 400,000 shares of Master Graphics Common Stock for an aggregate purchase price of $500,000 ($1.25 per share of Common Stock). Arrowhead Properties purchased such shares of Common Stock on the open market through an investment account with Morgan Keegan & Company.

          (d) This item is not applicable

          (e) This item is not applicable

     Hederman Management Group, LLC
     ------------------------------

          (a) Hederman Management Group beneficially owns, indirectly, 532,500 shares of the Common Stock of Master Graphics, representing 6.72% of all of the issued and outstanding

                                       4
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Common Stock of Master Graphics. All such shares of Common Stock are held by
Arrowhead Properties.

          (b) Hederman Management Group beneficially owns, indirectly, the following number of shares of Master Graphics Common Stock with:

          Sole Voting Power: 532,500 shares of Common Stock
          Shared Voting Power: 0 shares of Common Stock
          Sole Dispositive Power: 532,500 shares of Common Stock
          Shared Dispositive Power: 0 shares of Common Stock

     All such shares of Common Stock are held by Arrowhead Properties.

          (c) See paragraph (c) above with respect to Arrowhead Properties.

          (d) This item is not applicable.

          (e) This item is not applicable.

     Hap Hederman, Trustee of the Hap Hederman Living Trust U/A 7/1/97
     -----------------------------------------------------------------

          (a) Mr. Hederman, as trustee, is the member manager of Hederman Management Group, LLC, which is the sole general partner of Arrowhead Properties, L.P. Therefore, Mr. Hederman, as trustee, beneficially owns indirectly the 532,500 shares of the Common Stock of Master Graphics that are held by Arrowhead Properties. Likewise, Mr. Hederman, as trustee of the H. Henry Hederman, Jr. Trust, has the right to acquire 120,000 shares of Master Graphics Common Stock upon exercise of a warrant held by H. Henry Hederman, Jr. Trust. Additionally, Mr. Hederman has the right to acquire 70,350 shares of Master Graphics Common Stock issuable upon exercise of a warrant held by Mr. Hederman. All such shares of Common Stock collectively represent 9.04% of the outstanding Common Stock of Master Graphics.

          (b) Mr. Hederman beneficially owns, directly or indirectly, the following number of shares of Master Graphics Common Stock with:

          Sole Voting Power: 722,850 shares of Common Stock*
          Shared Voting Power: 0 shares of Common Stock
          Sole Dispositive Power: 722,850 shares of Common Stock*
          Shared Dispositive Power: 0 shares of Common Stock

     * Includes 70,350 shares of Master Graphics Common Stock issuable upon exercise of a warrant held by Mr. Hederman and 120,000 shares of Master Graphics Common Stock issuable upon exercise of a warrant held by H. Henry Hederman, Jr. Trust.

          (c) See paragraph (c) above with respect to Arrowhead Properties.

          (d) This item is not applicable.

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          (e)  This item is not applicable.

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     This item is not applicable.

     Item 7.  Material to be Filed as Exhibits.

     This item is not applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:   January 4, 2000          Arrowhead Properties, L.P.

                                 By: Hederman Management Group, LLC


                                     By:  /s/ Hap Hederman
                                        --------------------------------------
                                          Hap Hederman, Trustee of the Hap
                                          Hederman Living Trust U/A 7/1/97, as
                                          Member Manager

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